Exhibit 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Gold Standard Ventures Corp. (the “Company”) of our reports dated March 26, 2019 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appear in the Exhibit incorporated by reference in this Annual Report. We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-225533) and on Form F-10 (No. 333-225539) of the Company.

“DAVIDSON & COMPANY LLP”
Dated: March 28, 2019
Davidson & Company LLP
Chartered Professional Accountants
Vancouver, Canada